Filed Pursuant to Rule 424(b)(3)
 Registration No. 333-258348

Prospectus Supplement No. 4
(to prospectus dated August 24, 2021)

Up to 85,750,000 Shares of Class A Common Stock
and
Up to 1,336,329,949 Shares of Class A Common Stock
Up to 44,350,000 Warrants to Purchase Class A Common Stock
Offered by the Selling Securityholders

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated August 24, 2021 (the “Prospectus”), which forms part of our registration statement on Form S-1 (No. 333-258348) with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on October 8, 2021 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to: (1) the issuance by us of an aggregate of up to 85,750,000 shares of our common stock, par value $0.0001 per share (“Class A common stock”), consisting of (a) 41,400,000 shares of Class A common stock issuable upon exercise of the Public Warrants, (b) 42,850,000 shares of Class A common stock issuable upon exercise of the Private Placement Warrants and (c) 1,500,000 shares of Class A common stock issuable upon exercise of the Working Capital Warrants, and (2) the offer and sale from time to time by the selling securityholders named in the Prospectus (the “Selling Securityholders”), or their permitted transferees, of (a) up to 1,336,329,949 shares of Class A common stock, consisting of (i) 1,244,157,121 issued and outstanding shares of Class A common stock, (ii) 47,822,828 shares of Class A common stock subject to vesting and/or exercise of the assumed Lucid Equity Awards and (iii) 44,350,000 shares of Class A common stock issuable upon exercise of the Private Placement Warrants and the Working Capital Warrants, and (b) 44,350,000 warrants representing the Private Placement Warrants and the Working Capital Warrants.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement. Terms used in this prospectus supplement but not defined herein shall have the meanings given to such terms in the Prospectus.

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act and are subject to reduced public company reporting requirements. We expect that we will cease to be an emerging growth company as of December 31, 2021. As of July 23, 2021, our majority stockholder, Ayar, owned approximately 62.7% of our outstanding common stock. As a result, we are a “controlled company” within the meaning of Nasdaq rules and, as a result, qualify for exemptions from certain corporate governance requirements. Ayar also currently has the ability to nominate five of the nine directors to our Board.

You should read the Prospectus, this prospectus supplement and any additional prospectus supplement or amendment carefully before you invest in our securities. Our Class A common stock and Public Warrants are listed on The Nasdaq Stock Market LLC under the symbols “LCID” and “LCIDW,” respectively. On October 7, 2021, the closing price of our Class A common stock was $24.38 per share and the closing price for our Public Warrants was $10.83.

Investing in our Class A common stock and warrants involves a high degree of risk. See the section titled “Risk Factors” beginning on page 8 of the Prospectus.

Neither the SEC nor any other state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

October 8, 2021

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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 8, 2021

Lucid Group, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-39408	85-0891392
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)
7373 Gateway Blvd Newark, CA (Address of principal executive offices)	94560 (Zip Code)
Registrant’s telephone number, including area code: (510) 648-3553

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A Common Stock, $0.0001 par value per share	LCID	The Nasdaq Stock Market LLC

Warrants, each exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	LCIDW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933(§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.01.	Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

Lucid Group, Inc. (the “Company”) currently has outstanding the following types of warrants: (i) warrants that were issued in the initial public offering of the Company’s predecessor, Churchill Capital Corp IV (the “Public Warrants”), (ii) warrants that were issued in a private placement (the “Private Placement Warrants”), and (iii) warrants that were issued to the sponsor of the Company’s predecessor pursuant to a promissory note with terms identical to the Private Placement Warrants (together with the Private Placement Warrants, the “Sponsor Warrants”). The Company’s warrants are listed on The Nasdaq Stock Market (“Nasdaq”) and currently trade under the symbol “LCIDW.”

As previously disclosed, on September 8, 2021, the Company provided notice to the holders of the Public Warrants that their warrants would be redeemed in accordance with the terms of such warrants on October 8, 2021 (the “Redemption”).

After the effectiveness of the Redemption on October 8, 2021, the remaining outstanding warrants of the Company consist of approximately 44.4 million Sponsor Warrants, exercisable for approximately 44.4 million shares of the Company’s Class A common stock, which are currently only held by one warrant holder.

The holder of the remaining Sponsor Warrants has the right to exercise its warrants for cash at a price of $11.50 per share or on a cashless basis at any time. If holders of the Sponsor Warrants subsequently transfer their warrants, other than to certain permitted transferees, those transferred warrants would be subject to redemption by the Company provided that the conditions for redemption are satisfied.

Given the limited number of warrant holders remaining after the Redemption, and the Company’s right to potentially redeem transferred warrants, the Company believes that trading activity in the warrants will be limited following the Redemption, which could negatively affect the liquidity of the warrants. Based on these considerations, combined with the costs associated with the continued listing of the warrants, the Company believes that continued listing of the warrants is not necessary. The Company has determined that it is in its best interests to voluntarily withdraw the listing of the remaining warrants from Nasdaq following the Redemption.

Accordingly, on October 8, 2021, the Company notified Nasdaq of its intent to withdraw the warrants from listing on Nasdaq. The Company intends to file a Form 25 with the Securities and Exchange Commission on October 18, 2021 relating to the warrants, with the delisting to be effective ten days thereafter.

The listing of the Company’s Class A common stock, which is traded on Nasdaq under the ticker symbol “LCID,” will not be affected by the delisting of the Company’s warrants.

Item 7.01.	Regulation FD Disclosure.

On October 8, 2021, the Company issued a press release announcing the Company’s intention to withdraw the warrants from listing on Nasdaq. A copy of the press release is attached hereto as Exhibit 99.1.

The information in this Item 7.01, including Exhibit 99.1, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of the Company under the Securities Act of 1933, as amended, or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report will not be deemed an admission as to the materiality of any information of the information in this Item 7.01, including Exhibit 99.1.

Item 9.01.	Financial Statements and Exhibits.

(d)       Exhibits.

Exhibit Number	Description
99.1	Press Release dated October 8, 2021

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form 8-K to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 8, 2021

LUCID GROUP, INC.

By:	/s/ Sherry House
Name: Sherry House
Title: Chief Financial Officer

Exhibit 99.1

LUCID ANNOUNCES VOLUNTARY DELISTING OF WARRANTS

NEWARK, CA — October 8, 2021 — Lucid Group, Inc. (the “Company”), which is setting new standards with its advanced luxury EVs, today announced that it has notified The Nasdaq Stock Market (“Nasdaq”) of its intention to voluntarily withdraw the Nasdaq listing of its warrants to purchase its Class A common stock following the completion of the Company’s previously announced redemption of certain outstanding warrants. The listing of the Company’s Class A common stock, which is traded on Nasdaq under the ticker symbol “LCID,” will not be affected by the delisting of the Company’s warrants.

The Company currently has outstanding (i) warrants that were issued in the initial public offering of the Company's predecessor, Churchill Capital Corp IV (the “Public Warrants”), (ii) warrants that were issued in a private placement (the “Private Placement Warrants"), and (iii) warrants that were issued to the sponsor of the Company’s predecessor pursuant to a promissory note with terms identical to the Private Placement Warrants (together with the Private Placement Warrants, the “Sponsor Warrants”). The Company’s warrants are listed on Nasdaq under the symbol “LCIDW."

As previously announced, the Company redeemed the Public Warrants in accordance with their terms on October 8, 2021 (the “Redemption”). After the effectiveness of the Redemption on October 8, 2021, the Company anticipates that the remaining outstanding warrants of the Company will consist of approximately 44.4 million Sponsor Warrants, exercisable for approximately 44.4 million shares of Class A common stock, which are currently only held by one warrant holder.

The holder of the remaining Sponsor Warrants has the right to exercise its warrants for cash at a price of $11.50 per share or on a cashless basis at any time. If holders of the Sponsor Warrants subsequently transfer their warrants, other than to certain permitted transferees, those transferred warrants would be subject to redemption by the Company provided that the conditions for redemption are satisfied.

Given the limited number of warrant holders remaining after the Redemption, and the Company’s right to potentially redeem transferred warrants, the Company believes that trading activity in the warrants will be limited following the Redemption, which could negatively affect the liquidity of the warrants. Based on these considerations, combined with the costs associated with the continued listing of the warrants, the Company believes that continued listing of the warrants is not necessary. The Company has determined that it is in its best interests to voluntarily withdraw the listing of the remaining warrants from Nasdaq following the Redemption.

Accordingly, on October 8, 2021, the Company notified Nasdaq of its intent to withdraw the warrants from listing on Nasdaq. The Company intends to file a Form 25 with the Securities and Exchange Commission on October 18, 2021 relating to the warrants, with the delisting to be effective ten days thereafter.

About Lucid Group

Lucid’s mission is to inspire the adoption of sustainable energy by creating the most captivating electric vehicles, centered around the human experience. The company’s first car, Lucid Air, is a state-of-the-art luxury sedan with a California-inspired design underpinned by race-proven technology. Lucid Air features a luxurious full-size interior space in a mid-size exterior footprint. Customer deliveries of Lucid Air, which is produced at Lucid’s new factory in Casa Grande, Arizona, are planned to begin in late October.

Media Contact

media@lucidmotors.com

Trademarks

This communication contains trademarks, service marks, trade names and copyrights of Lucid Group, Inc. and its subsidiaries and other companies, which are the property of their respective owners.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or other similar expressions that predict or indicate future events or trends or that are not statements of historical facts. These forward-looking statements include, but are not limited to, statements regarding the Company’s expectations related to the start of production and deliveries of the Lucid Air and Lucid Gravity, the performance, range, and other features of the Lucid Air, construction and expansion of the Company’s AMP-1 manufacturing facility, and the promise of the Company’s technology. These statements are based on various assumptions, and actual events and circumstances may differ. Forward-looking statements are subject to a number of risks and uncertainties, including factors discussed in the Company’s Registration Statement on Form S-1, as amended, the Company’s Annual Report on Form 10-K/A for the year ended December 31, 2020 and the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, in each case, under the heading “Risk Factors,” as well as other documents of the Company that are filed, or will be filed, with the Securities and Exchange Commission. If any of these risks materialize or the Company’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that the Company does not presently know or that the Company currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect the Company’s expectations, plans or forecasts of future events and views as of the date of this communication. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing the Company’s assessments as of any date subsequent to the date of this communication.

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